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SECTION
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05040586

SE[illegible] COMMISSION
Washington, D.C. [illegible]49

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SEC FILE NUMBER
8- 47809

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenny Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7711 Carondelet Avenue, Suite 308
(No. and Street)

St. Louis, MO 63105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Kohne 314-726-4777
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kossmeyer, Carl Francis
(Name — *if individual, state last, first, middle name*)

7733 Forsyth Boulevard, Suite 1400 St. Louis, MO 63105-1801
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AAY 3-28-2005

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TL 3/23

OATH OR AFFIRMATION

I, Richard Kohne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenny Securities Corporation, as of December 31, ~~19~~ XX 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public


ANITA SIEVERS
ST. LOUIS COUNTY
NOTARY PUBLIC
NOTARY SEAL
EXPIRES
06-13-2006
STATE OF MISSOURI

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENNY SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CARL F. KOSSMEYER, CPA

7711 Carondelet Avenue Suite 300 St. Louis MO 63105 Phone 314-862-4646 Fax 314-862-4001

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Kenny Securities Corporation

We have audited the accompanying statement of financial condition of Kenny Securities Corporation (a wholly owned subsidiary of Kenny Capital Management, Inc.) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenny Securities Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Carl F. Kossmeyer, CPA

February 23, 2005
St. Louis, Missouri

KENNY SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Assets:		
Cash	$	1,394
Accounts receivable		1,000
Deposits with clearing organizations		101,961
Securities held for investment		170,264
Receivable from parent company and affiliate		651,252
Equipment and leasehold improvements, net		9,793
Other assets		13,082
	$	948,746

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses and other commitments and contingencies	$	26,510
Payable to shareholder		22,000
Total liabilities		48,510
Stockholder's equity:		
Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		726,004
Retained earnings		174,231
Total stockholder's equity		900,236
	$	948,746

The accompanying notes to the financial statements are an integral part of this financial statement.

KENNY SECURITIES CORPORATION

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

Revenues:		
Commissions	$	198,072
Professional service fees		453,140
Investment losses		(168,512)
Other		1,378
		484,078
Expenses:		
Employee compensation and benefits		440,174
Occupancy		54,701
Communication expenses, clearance and other fees		97,676
Interest expense		1,072
Other expenses		148,663
		742,286
Income (loss) before income taxes		(258,208)
Income tax benefit		(43,988)
Net loss	$	(214,220)

The accompanying notes to the financial statements are an integral part of this financial statement.

KENNY SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	Common Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balance at December 31, 2003	100	$ 1	$ 726,004	$ 388,451
Net loss	-	-	-	(214,220)
Balance at December 31, 2004	100	1	$ 726,004	$ 174,231

The accompanying notes to the financial statements are an integral part of this financial statement.

KENNY SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash flow from operating activities:	
Net loss	$ (214,220)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	2,777
Changes in operating assets and liabilities:	
(Increase) decrease in assets:	
Accounts receivable	(1,000)
Deposits with clearing organizations	(1,166)
Receivable from clearing organization	-
Securities held for investment	99,307
Other assets	19
Increase (decrease) in liabilities:	
Accounts payable, accrued expenses and other commitments and contingencies	(15,265)
Net cash used in operating activities	(129,548)
Cash flow from investing activities:	
Purchase of equipment	(7,572)
Net cash used in investing activities	(7,572)
Cash flow from financing activities:	
Advances from officer	28,663
Repayments from parent company and affiliate	51,871
Net cash provided by financing activities	80,534
Net decrease in cash	(56,586)
Cash, beginning of the year	57,980
Cash, end of the year	$ 1,394
Supplemental disclosure of cash flow information:	
Interest paid	$ 1,072

The accompanying notes to the financial statements are an integral part of this financial statement.

KENNY SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

(1) Operations

Kenny Securities Corporation (the "Company") is a wholly-owned subsidiary of Kenny Capital Management, Inc. (the "Parent Company"). The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides investment research, brokerage services, market making, merger and acquisition services, and investment banking to its clients who are located throughout the United States. The Company is incorporated in the state of Delaware and is registered to conduct business in twenty-three states. The Company's operations are located in St. Louis, Missouri.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and related expenses on the sale of securities are recorded as of the trade date. Other fees and revenues are recorded when earned, together with related expenses.

Securities Held for Investment

Securities held for investment, includes stock warrants valued at fair value. Fair value is based on quoted market prices. For those investments that are not actively quoted, fair value is derived using generally accepted industry valuation methods with a 60% discount. Unrealized gains and losses are reflected in revenues.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Major expenditures for property acquisitions and those expenditures which substantially increase useful lives are capitalized. Expenditures for maintenance, repairs, and minor replacements are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts and resulting gains or losses are included in operations.

(Continued)

KENNY SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

(2) Summary of Significant Accounting Policies (Continued)

Depreciation and Amortization

The Company provides for depreciation and amortization using both straight-line and accelerated methods based upon the estimated useful lives of the assets.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent Company. In accordance with an agreement between the Parent Company and its subsidiaries, federal and state income tax expense is computed as if the individual companies were to file separate tax returns.

Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

(3) Equipment and Leasehold Improvements

Equipment and leasehold improvements consists of the following at December 31, 2004:

Equipment	$	77,073
Leasehold improvements		8,155
		85,228
Accumulated depreciation and amortization		75,435
	$	9,793

Depreciation and amortization expense on equipment and leasehold improvements for the year ended December 31, 2004 was $2,777.

(4) Leases

The Company leases its St. Louis office facility under an operating lease which expires in March, 2007. The Company also leases certain equipment under various leases ranging from three to five years. Total lease expense for the year ended December 31, 2004 was $58,965.

Future minimum lease payments required under the leases that have remaining noncancellable lease terms in excess of one year as of December 31, 2004 are as follows:

(Continued)

KENNY SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

(4) Leases (Continued)

Year ending December 31:		
2005	$	44,581
2006		44,581
2007		11,145
	$	100,307

(5) Income Taxes

The income tax benefit consists of the following at December 31, 2004:

Current benefit for federal and state income taxes	$	43,988

(6) Net Capital Requirements

The Company is a member of the NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. As of December 31, 2004, the Company's net capital was $200,461, which exceeded the net capital requirements of $100,000 by $100,461, and its ratio of aggregate indebtedness to net capital was .24 to 1.

(7) Exemption from Rule 15c3-3

At December 31, 2004, the Company qualified for exemption from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

(8) Related Party Transactions

The Parent Company, which is the 100% shareholder of the Company, also owns 100% of the outstanding stock of Nicholson-Kenny Capital Management, Inc. ("affiliate"). At December 31, 2004, the following amounts were outstanding:

Due from Parent Company	$	207,760
Due from affiliate	$	443,492
Due to shareholder	$	22,000

KENNY SECURITIES CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

(9) Concentrations

Currently, the Company utilizes the services of one clearing organization for all of its securities transactions.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers and individual investors. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(10) Significant Estimate – Securities Held For Investment

As noted in Footnote 2 above, the securities held for investment account, at December 31, 2004 includes warrants on stock for which the underlying stock covered by the warrants is restricted. The fair market value of these warrants is estimated using generally accepted industry valuation methods. These estimates may be subject to significant changes in the near term. The *near term* is defined as the period of time within one year from the date of the financial statements.

Securities held for investment include the following investments whose fair value have been estimated, using generally accepted industry valuation methods at December 31, 2004:

Stock warrants, at estimated fair value	$	91,032
Value factor	x	40%
Net estimated fair value	$	36,413

KENNY SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION ACT OF 1934
December 31, 2004

Net capital	
Total stockholder's equity	$ 900,236
Add: Deferred tax liability related to unrecognized appreciation of securities held for investment	-
Total capital	900,236
Deduction for non-allowable assets	666,552
Net capital, before haircuts	233,684
Less haircuts	33,223
Net capital	$ 200,461
Computation of basic net capital requirement:	
Minimum net capital required	$ 100,000
Excess net capital	$ 100,461
Aggregate indebtedness:	
Accounts payable, accrued commissions, shareholder payable	$ 48,510
Ratio of aggregate indebtedness to net capital	.24 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL (INCLUDED IN PART II OF FORM X-17-A-5, AS OF DECEMBER 31, 2004)

Net capital as reported in the Company's Part II-A Focus Report as of December 31, 2004 (unaudited)	$ 155,453
Add: Increase in stockholder's equity	43,988
Less: Increase in non-allowable assets	(43,988)
Net capital per above, as of December 31, 2004	$ 155,453

KENNY SECURITIES CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

The Company is exempt under Section (k)(2)(ii) as a broker/dealer which does not carry customer accounts.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2004

The Company is exempt as a broker/dealer which does not carry customer accounts.

SCHEDULE IV
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AS OF DECEMBER 31, 2004

The Company has no liabilities subordinated to claims of general creditors.

SCHEDULE V
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

The Company was in compliance with the conditions of exemption.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR A BROKER – DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder and Board of Directors
Kenny Securities Corporation

In planning and performing our audit of the financial statements of Kenny Securities Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Carl F. Kossmeyer, CPA

February 23, 2005
St. Louis, Missouri